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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robert W. Baird & Co. Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue

(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard M. Rush **(414)-765-3675**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *of individual, state last, first, middle name*)

100 E. Wisconsin Avenue	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Leonard M. Rush**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2008 and 2007**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Financial Statements
As of December 31, 2008 and 2007
Together with Reports of Independent Certified Public Accountants

Grant Thornton

Report of Independent Certified Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statements of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in subordinated liabilities and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken a s whole.

Grant Thornton LLP

Milwaukee, Wisconsin
February 26, 2009

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2008 and 2007

(In Thousands)

Assets	2008	2007
Cash and Cash Equivalents	$ 59,548	$ 23,432
Securities Purchased Under Agreements to Resell	9,464	515,625
Deposits with Clearing Corporations	9,808	9,019
Receivables:		
Clients	255,445	313,710
Brokers and Dealers	5,197	32,004
Deposits Paid on Securities Borrowed	5,923	60,016
Other	170,056	196,700
	436,621	602,430
Securities Owned, at Fair Value	432,040	445,528
Furniture, Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $91,042 and $88,895, respectively	31,444	16,120
Goodwill and Intangible Assets, at Cost, Less Accumulated Amortization of $5,840 and $4,511, respectively	42,021	43,100
Other Assets, Including $32,639 and $35,356, respectively, of Net Deferred Tax Assets	59,527	57,549
Total Assets	$ 1,080,473	$ 1,712,803

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Financial Condition
As of December 31, 2008 and 2007

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity	2008	2007
Liabilities:		
Money Borrowed:		
Bank Loans	$ -	$ 29,000
Book Credit Balances in Bank Accounts	26,224	38,464
Securities Sold Under Agreements to Repurchase	-	515,625
Payables:		
Clients	106,940	91,281
Brokers and Dealers	38,545	9,620
Deposits Received on Securities Loaned	7,466	54,865
	152,951	155,766
Securities Sold, Not Yet Purchased, at Fair Value	25,247	69,482
Accounts Payable, Accrued Expenses and Other Liabilities	264,081	331,209
Subordinated Liabilities	274,913	271,399
Total Liabilities	743,416	1,410,945
Stockholders' Equity:		
Common Stock	26,251	12,963
Additional Paid-In Capital	117,748	129,034
Restricted Stock Units	2,334	2,337
Retained Earnings	189,988	153,393
Treasury Stock, at Cost	(969)	(623)
Accumulated Other Comprehensive Income	1,705	4,754
Total Stockholders' Equity	337,057	301,858
Total Liabilities and Stockholders' Equity	$ 1,080,473	$ 1,712,803

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Income
For the Years Ended December 31, 2008 and 2007

(In Thousands)

	2008	2007
Revenues:		
Investment Advisory Fees	$ 191,478	$ 190,337
Commissions	131,116	157,124
Principal Transactions, Net	188,713	95,130
Investment Banking and Underwriting	94,177	163,209
Interest	40,723	65,087
Other	15,340	25,519
Gross Revenues	661,547	696,406
Interest Expense	(13,660)	(27,453)
Net Revenues	647,887	668,953
Expenses:		
Associate Compensation and Benefits	435,674	445,832
Floor Brokerage and Clearance	22,987	19,384
Communications	16,017	14,030
Occupancy and Equipment	43,619	38,949
Sales Promotion	8,253	6,229
Other Operating Expenses	51,237	61,191
Long-term Financing	13,067	14,508
	590,854	600,123
Income Before Provision for Income Taxes and Equity in Gain of Affiliate	57,033	68,830
Provision for Income Taxes	22,120	26,917
Equity in Gain of Affiliate	1,682	8,250
Net Income	$ 36,595	$ 50,163

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

(In Thousands)

	Comprehensive Income	Common Stock	Additional Paid-In Capital	Restricted Stock Units	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2006		$ 12,680	$ 122,667	$ 3,104	$ 103,230	$ (280)	$ 4,417	$ 245,818
Common Stock Sales		68	3,110	-	-	-	-	3,178
Exercise of Options		172	2,238	-	-	1,172	-	3,582
Conversion of Restricted Stock Units		43	891	(767)	-	385	-	552
Purchases of Treasury Stock		-	-	-	-	(7,197)	-	(7,197)
Sales of Treasury Stock		-	128	-	-	5,297	-	5,425
Net Income	$ 50,163	-	-	-	50,163	-	-	50,163
Foreign Currency Translation Adjustment	337	-	-	-	-	-	337	337
Other Comprehensive Income	$ 50,500							
Balance, December 31, 2007		12,963	129,034	2,337	153,393	(623)	4,754	301,858
Stock Split Effect on Stated Value		12,963	(12,963)	-	-	-	-	-
Exercise of Options		325	1,582	-	-	2,287	-	4,194
Conversion of Restricted Stock Units		-	(4)	(3)	-	11	-	4
Purchases of Treasury Stock		-	-	-	-	(9,849)	-	(9,849)
Sales of Treasury Stock		-	99	-	-	7,205	-	7,304
Net Income	$ 36,595	-	-	-	36,595	-	-	36,595
Foreign Currency Translation Adjustment	(3,049)	-	-	-	-	-	(3,049)	(3,049)
Other Comprehensive Income	$ 33,546							
Balance, December 31, 2008		$ 26,251	$ 117,748	$ 2,334	$ 189,988	$ (969)	$ 1,705	$ 337,057

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Changes in Subordinated Liabilities
For the Years Ended December 31, 2008 and 2007

(In Thousands)

Balance, December 31, 2006	$ 266,646
Increases	9,824
Decreases	(5,071)
Balance, December 31, 2007	271,399
Increases	11,609
Decreases	(8,095)
Balance, December 31, 2008	$ 274,913

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

(In Thousands)

	2008	2007
Cash Flows from Operating Activities:		
Net Income	$ 36,595	$ 50,163
Adjustments to Reconcile Net Income to Net Cash Provided by (Used for) Operating Activities-		
Foreign Currency Translation (Loss) Gain	(3,049)	337
Depreciation and Amortization	8,217	7,503
Deferred Taxes	2,717	(5,660)
Loss on Disposal of Fixed Assets	502	8
Gain on Sale of Investments	(5,392)	(15,168)
(Increase) Decrease in Operating Assets		
Securities Purchased Under Agreements to Resell	506,161	3,180
Deposits with Clearing Corporations	(789)	(3,695)
Receivables:		
Clients	58,265	31,976
Brokers and Dealers	26,807	(5,743)
Deposits Paid on Securities Borrowed	54,093	6,553
Other	26,644	(109,006)
Securities Owned, Net	5,016	(106,524)
Other Assets	(4,945)	(2,950)
Increase (Decrease) in Operating Liabilities		
Payables:		
Clients	15,659	(86,505)
Brokers and Dealers	28,925	(3,729)
Securities Sold Under Agreements to Repurchase	(515,625)	16,833
Securities Sold, Not Yet Purchased	(44,235)	3,015
Accounts Payable, Accrued Expenses and Other Liabilities	(67,128)	37,392
Net Cash Provided by (Used for) Operating Activities	128,438	(182,020)
Cash Flows from Investing Activities:		
Purchases of Investments	(768)	(773)
Sales of Investments	14,632	24,085
Purchases of Fixed Assets	(22,714)	(7,263)
Net Cash (Used for) Provided by Investing Activities	(8,850)	16,049
Cash Flows from Financing Activities:		
(Payments for) Proceeds from Money Borrowed, Net	(41,240)	34,905
Deposits (Returned) Received on Securities Loaned, Net	(47,399)	21,026
Proceeds from Subordinated Liabilities, Net	3,514	4,753
Proceeds from Issuance of Stock	11,502	12,737
Proceeds from Repurchase of Stock	(9,849)	(7,197)
Net Cash (Used for) Provided by Financing Activities	$ (83,472)	$ 66,224

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

(In Thousands)

(Continued)

	2008	2007
Net Increase (Decrease) in Cash and Cash Equivalents	$ 36,116	$ (99,747)
Cash and Cash Equivalents at Beginning of Year	23,432	123,179
Cash and Cash Equivalents at End of Year	$ 59,548	$ 23,432
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for-		
Interest	$ 25,969	$ 39,812
Income Taxes	30,672	27,619
Non Cash Financing Transaction		
Conversion of Restricted Stock Units	$ 4	$ 552

The accompanying notes are an integral part of these financial statements.

Robert W. Baird & Co. Incorporated

Notes to Financial Statements
December 31, 2008 and 2007

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker dealer and an investment advisor with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Investment Advisors Act of 1940, and is also a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage, investment banking and asset management businesses, including private wealth management brokerage transactions, institutional equity and fixed income sales, research services, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities in corporate and municipal securities, government and government agency bonds, equity, balanced and fixed income investment advisory and asset management services, mutual fund distribution and option transactions. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its financial statements:

(a) Cash and Cash Equivalents

Cash equivalents are defined as short-term investments with maturities generally of three months or less at time of purchase.

(b) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains

sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary.

(c) Receivables

Receivables - clients include amounts receivable on cash and margin transactions. The receivables are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts.

Receivables - other primarily includes affiliate amounts as more fully discussed in Footnote 2 and loans to associates for recruiting purposes.

(d) Securities Transactions

Revenue from securities transactions is recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

Securities Owned and Securities Sold, Not Yet Purchased are recognized on a trade date basis.

(e) Fair Value Measurements

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *"Fair Value Measurements"*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS No. 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I — Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III — Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

See Footnote 6 for further information.

(f) Valuation of Securities

When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors that may be considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent source, certain assumptions may be required to determine the security's fair value. The actual value realized upon disposition could be different from the currently estimated fair value.

(g) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(h) Investment Banking and Underwriting

Investment banking and underwriting revenues include gains, losses and fees, net of syndicate expenses, arising from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services.

(i) Investment Advisory Fees

The Company recognizes investment advisory fees in the period earned.

(j) Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments. The Company enters into forward, option and future transactions as more fully discussed in Footnote 17.

(k) Income Taxes

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

The Company is under continuous examination by various tax authorities in jurisdictions in which the Company has significant business operations. The Company regularly evaluates the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations.

(l) Long-term Financing

Long-term financing principally represents interest expense from debt incurred in 2004 related to the purchase of stock from The Northwestern Mutual Life Insurance Company.

(m) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized, as more fully disclosed in Footnote 3. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(n) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4.

(o) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under SFAS No. 123(R), "*Accounting for Stock-Based Compensation*."

(p) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(q) Foreign Currency Translation

In accordance with SFAS No. 52, "*Foreign Currency Translation*," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(r) Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

(s) New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board issued SFAS No. 160, "*Noncontrolling Interest in Consolidated Financial Statements*" ("SFAS No. 160"). SFAS No. 160 requires noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This statement is applicable to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements and is effective for the Company in 2009. The Company is currently evaluating the impact the adoption of SFAS No. 160 will have on its financial statements.

In December 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 ("Interpretation 48"), *"Accounting for Uncertainty in Income Taxes,"* to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of SFAS No. 5, *"Accounting for Contingencies."* Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

(2) Related-Party Transactions

Included on the Statements of Financial Condition are $81,940 and $131,726, as of December 31, 2008 and 2007, respectively, of receivables from affiliates included in Receivables Other and $47,635 and $31,823, as of December 31, 2008 and 2007, respectively, of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

(3) Furniture, Equipment, and Leasehold Improvements

Furniture, Equipment, and Leasehold Improvements as of December 31, 2008 and 2007 consist of the following:

	2008	2007
Furniture and Fixtures	$ 25,956	$ 25,056
Equipment	31,910	28,926
Software	20,119	15,591
Leasehold Improvements	40,735	31,676
Capital Leases	3,766	3,766
	122,486	105,015
Less Accumulated Depreciation	(91,042)	(88,895)
Furniture, Equipment and Leasehold Improvements, Net	$ 31,444	$ 16,120

(4) Goodwill and Intangible Assets

At December 31, 2008 and 2007, goodwill and intangible assets consist of the following:

	2008	2007
Goodwill	$ 27,400	$ 27,279
Amortizing Intangibles	4,792	5,997
Indefinite Life Intangibles	9,829	9,824
	$ 42,021	$ 43,100

Estimated future amortization expense is as follows:

2009	$ 1,346
2010	1,346
2011	1,346
2012	611
2013	48
Thereafter	95
	$ 4,792

(5) Money Borrowed

(a) Bank Loans

The Company has a committed unsecured credit facility. In addition, it also has several uncommitted unsecured lines of credit with various banks payable on demand. The aggregate lines of credit available were $210,000 and $285,000 at December 31, 2008 and 2007, respectively. The Company has no amounts outstanding under its lines of credit at December 31, 2008. Lending under the uncommitted unsecured facilities is subject to the discretion of the bank involved. The Company had $6,000 at 4.46% and $23,000 at 4.55% outstanding under these lines at two separate financial institutions at December 31, 2007.

(b) Book Credit Balances in Bank Accounts

The Company has $26,224 and $38,464 in credit balances at certain banks with which it does business at December 31, 2008 and 2007, respectively. The Company does not have a right of offset regarding these balances and, as a result, they are classified as money borrowed on the Statements of Financial Condition.

(6) Fair Value of Financial Instruments

The following table summarizes Securities Owned and Securities Sold, Not Yet Purchased by SFAS No. 157 levels as of December 31, 2008:

	Securities Owned	Securities Sold, Not Yet Purchased
Level I	$ 25,945	$ 18,033
Level II	391,475	7,214
Level III	14,620	-
	$ 432,040	$ 25,247

Level I generally includes equities, mutual funds, and US government securities. Level II generally includes corporate bonds, municipal bonds, and government agency mortgage backed bonds. Level III includes primarily investments in nonpublic companies and private equity partnerships.

The following table summarizes the change in fair values associated with SFAS No. 157 level III assets:

Balance as of December 31, 2007	$ 28,612
Purchases and (Sales), net	(22,713)
Realized Gains	6,307
Unrealized Gains	2,414
Balance as of December 31, 2008	$ 14,620

All net realized and unrealized gains in the table above are reflected in the accompanying Statements of Income. Net unrealized gains relate to those securities held by the Company at December 31, 2008.

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008 and 2007, Securities Owned and Securities Sold, Not Yet Purchased, consist of trading and investment securities at fair value, as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
2008		
U.S. Government and Agency Obligations	$ 316,495	$ 17,388
Municipal Bonds	52,948	50
Corporate Bonds	24,304	7,164
Corporate Stocks	23,241	645
Other Securities	15,052	-
	$ 432,040	$ 25,247
2007		
U.S. Government and Agency Obligations	$ 198,731	$ 46,606
Municipal Bonds	90,171	30
Corporate Bonds	76,464	5,866
Corporate Stocks	56,671	16,980
Other Securities	23,491	-
	$ 445,528	$ 69,482

Other Securities consists principally of investments in partnership interests and corporate stocks that are not readily marketable. Investments in partnership interests are carried at an estimated fair value of $8,353 and $15,501 at December 31, 2008 and 2007, respectively. Certain associates have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. In connection with these partnerships, the Company has made commitments to invest up to an additional $4,491 and $5,829 at December 31, 2008 and 2007, respectively.

(8) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2008 and 2007, the Company's net capital percentage was 88% and 56%, respectively, of aggregate debit items, and net capital, as defined, was $255,473 and $197,257, respectively, which is $249,660 and $190,225, respectively, in excess of the required minimum amount.

(9) Subordinated Liabilities

The Company has $274,913 and $271,399 of subordinated notes, including $240,000 payable to BFC, covered by agreements approved by the FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2008 and 2007, respectively. Interest expense related to the BFC subordinated notes is included on the Statements of Income. The following schedule discloses the major components including repayment terms:

	2008	2007
Payable to BFC		
Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010.	$ 140,000	$ 140,000
Subordinated Note, variable interest rate (4.0% and 6.4375% at December 31, 2008 and 2007, respectively), due June 2011.	75,000	75,000
Subordinated Notes, variable interest rate (2.5% and 5.375% at December 31, 2008 and 2007, respectively), due August 2011.	25,000	25,000
	240,000	240,000
Payable to Associates	34,913	31,399
	$ 274,913	$ 271,399

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2008 and 2007, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(10) Income Taxes

The provision for income taxes results in an effective income tax rate of 39% for 2008 and 2007, which is computed by dividing the provision for income taxes by income before provision for income taxes and equity in gain of affiliate. The difference between the effective income tax rate and the statutory Federal income tax rate of 35% is attributable primarily to state income taxes, less the Federal impact thereon, offset by state tax refunds, excludable dividends, municipal interest income,+ and other permanent items.

The provision for income taxes is comprised of the following:

	2008	2007
Current Tax Expense - Federal	$ 15,827	$ 27,679
Current Tax Expense - State	3,576	4,898
Deferred Tax Expense (Benefit) - Federal	2,217	(4,809)
Deferred Tax Expense (Benefit) - State	500	(851)
	$ 22,120	$ 26,917

The major deferred tax items, as computed under SFAS No. 109, "*Accounting for Income Taxes*," are as follows:

	2008	2007
Deferred Tax Assets:		
Deferred Compensation Plans	$ 22,915	$ 20,382
Equipment and Leasehold Improvements	7,071	6,020
Accrued Expenses	10,215	18,931
Other	3,310	4,082
	43,511	49,415
Deferred Tax Liabilities:		
Margin Debt	1,862	2,564
Goodwill and Intangibles	7,636	8,023
Other	1,374	3,472
	10,872	14,059
Net Deferred Tax Assets	$ 32,639	$ 35,356

No valuation allowance, as defined in SFAS No. 109, is required as management believes it is more likely than not that the deferred tax asset is realizable.

(11) Stockholders' Equity

During 2008 and 2007, the following share transactions took place:

	Shares of Common Stock $1 Stated Value	Shares of Treasury Stock
Balance, December 31, 2006	25,360,034	12,620
Sales of Common Stock	136,252	-
Exercise of Options	343,616	(50,076)
Conversion of Restricted Stock Units	85,380	(18,126)
Purchases of Treasury Stock, Net	-	81,880
Balance, December 31, 2007	25,925,282	26,298
Exercise of Options	325,988	(87,918)
Conversion of Restricted Stock Units	-	(396)
Purchases of Treasury Stock, Net	-	96,134
Balance, December 31, 2008	26,251,270	34,118

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2008 or 2007.

The shares of the Company are subject to strict transfer restrictions.

On December 5, 2007 the directors of the Company approved a 2-for-1 stock split of the common and preferred stock. The stock split occurred on February 19, 2008. The above schedule takes into effect the stock split as if it occurred as of December 31, 2006.

(12) Associate Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with

Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation. The Company's 401(k) match expense was $3,023 and $2,878 in 2008 and 2007, respectively.

Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors. The Company's profit sharing expense was $7,000 and $9,900 in 2008 and 2007, respectively.

(b) Deferred Compensation

The Company has two deferred compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), and the Financial Advisors Deferred Compensation Plan ("FADCP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. The FADCP grants deferred compensation awards to certain associates, which vest after seven years, and are expensed at the date of grant. However, any award under the BCPP or FADCP granted in 2004 or prior years vests after five years. Associates have the ability to allocate their unvested deferred compensation awards among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

A summary of the activity relating to the RSUs in 2008 and 2007 is as follows:

	Shares
Outstanding, December 31, 2006	418,434
Conversion to Common Stock	(103,506)
Outstanding, December 31, 2007	314,928
Conversion to Common Stock	(396)
Outstanding, December 31, 2008	314,532

The Company issued no RSUs during 2008 or 2007. In connection with the RSUs, the Company has reserved 314,532 and 314,928 shares of Company common stock as of December 31, 2008 and 2007, respectively, to cover the ultimate conversion of the outstanding RSUs. As described in Footnote 11, the directors of the Company approved a 2-for-1 stock split that occurred on February 19, 2008. The above schedule takes into effect the stock split as if it occurred on December 31, 2006.

(c) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted.

The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or of the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions.

The Company did not grant options in 2008 or 2007.

As described in Footnote 11, the directors of the Company approved a 2-for-1 stock split that occurred on February 19, 2008. The schedule below takes into effect the stock split as if it occurred as of December 31, 2006.

Option activity during 2008 and 2007 was as follows:

	Baird Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding, December 31, 2006	1,394,514	$ 12.04	3.5
Exercised	(570,150)	8.09	
Forfeited	(1,500)	21.65	
Outstanding, December 31, 2007	822,864	14.76	4.0
Exercised	(222,724)	10.78	
Forfeited	(6,200)	17.70	
Outstanding, December 31, 2008	593,940	16.22	3.7
Exercisable at December 31, 2008	554,740	15.74	3.4
Exercisable at December 31, 2007	761,704	14.11	3.6

No stock-based associate compensation cost is reflected in net income on the Statements of Income as no options were granted since the adoption of SFAS No. 123(R).

Cash received from the exercise of stock options for the year ended December 31, 2008 and 2007 was $1,993 and $4,309, respectively. The tax benefit realized for the tax deductions from option exercises was $650 and $59 for the years ended December 31, 2008 and 2007,

respectively, and is recorded in Additional Paid-In Capital on the Statements of Financial Condition.

(13) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2008 and 2007, the Company's investment in Baird UK Ltd. was $13,872 and $15,929, respectively, and is included in Other Assets on the Statements of Financial Condition.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense related to noncancelable leases is as follows:

2009	$	20,562
2010		18,193
2011		14,804
2012		12,428
2013		10,165
Thereafter		62,843
	$	138,995

Total rental expense was $26,783 and $26,025 during 2008 and 2007, respectively.

(b) Letters of Credit

The Company has obtained letters of credit of $44,000 and $35,000 as of December 31, 2008 and 2007, respectively, secured by client securities held in margin accounts, of which the Company utilized $33,289 and $30,069 to meet margin requirements of a clearing corporation as of December 31, 2008 and 2007, respectively.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "*Accounting for Contingencies*," the Company has established reserves against such contingencies. Based on its understanding of the facts

and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open at December 31, 2008 and 2007 were not material.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Statements of Financial Condition for these arrangements.

(15) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral. There were no securities accepted as collateral at December 31, 2008. The fair value of securities accepted as collateral was $568,764, at December 31, 2007.

(16) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The

Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statements of Financial Condition.

(17) Derivatives

The Company enters into security transactions involving future settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $115,688 and $245,652, respectively, as of December 31, 2008 and $58,623 and $172,514, respectively, as of December 31, 2007. The market value of forward purchase and forward sale transactions was $116,489 and $246,969 respectively, as of December 31, 2008 and $58,976 and $173,259, respectively, as of December 31, 2007. Transactions involving future settlement give rise to market risk if a counterparty fails to meet its obligations, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company uses financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2008 and 2007. The Company had minimal gains and losses on these transactions included in Principal Transactions, Net on the Statements of Income.

(18) Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/08

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition - Item 1800)			$ 337,057,014	3480
2. Deduct: Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			337,057,014	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			274,913,233	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 611,970,247	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 310,179,192 [3540]		
1. Additional charges for customers' and non-customers' security accounts		388,304 [3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		12,822 [3570]		
1. number of items	14 [3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]		
F. Other deductions and/or charges		17,252,342 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(327,832,660)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 284,137,587	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		$ [3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		18,724,302 [3690]		
3. State and municipal government obligations		3,678,126 [3700]		
4. Corporate obligations		1,617,958 [3710]		
5. Stocks and warrants		3,486,177 [3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		1,158,246 [3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(28,664,809)	3740
10. Net Capital			$ 255,472,778	3750

OMIT PENNIES

Note: Non-allowable assets from the Statement of Financial Condition:

Furniture, Equipment, and Leasehold Improvements	$31,443,815
Securities Owned Not Readily Marketable	12,926,136
Due from Affiliates and Subsidiaries	104,265,044
Other	161,544,197
Total	310,179,192

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
ROBERT W. BAIRD & CO. INCORPORATED — as of 12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)		$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	3758
13. Net capital requirement (greater of line 11 or 12)		$	3760
14. Excess net capital (line 10 less 13)		$	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$	3790
17. Add:			
A. Drafts for immediate credit	$ 3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 3810		
C. Other unrecorded amounts (List)	$ 3820	$	3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts(15c3-1(c)(1)(vii))		$	3838
19. Total aggregate indebtedness		$	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)		%	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	5,812,445	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$	1,000,000	3880
24. Net capital requirement (greater of line 22 or 23)	$	5,812,445	3760
25. Excess net capital (line 10 less 24)	$	249,660,333	3910
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 18 page 8)	%	87.91	3851
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits item 10 less Item 4880 page 12 divided by line 17 page 8)	%	87.45	3854
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	240,941,666	3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	17.96	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008 unaudited FOCUS Part II report as amended.

BROKER OR DEALER

ROBERT W. BAIRD & CO. INCORPORATED

as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 105,229,198	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	59,457,226	4350		
3. Monies payable against customers' securities loaned (see Note C)	7,531,683	4360		
4. Customers' securities failed to receive (see Note D)	4,504,335	4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers	275,387	4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. ** Market value of short security count differences over 30 calendar days old		4400		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	2,627,637	4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	500	4420		
10. Other (List)	388,304	4425		
11. TOTAL CREDITS			$ 180,014,270	4430

DEBIT BALANCES

12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 253,485,452	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	3,044,820	4450		
14. Failed to deliver of customers' securities not older than 30 calendar days	818,631	4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	33,273,342	4465		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		4467		
17. Other (List)		4469		
18. ** Aggregate debit items			$ 290,622,245	4470
19. ** Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))			(8,718,667)	4471
20. ** TOTAL 15c3-3 DEBITS			281,903,578	4472

RESERVE COMPUTATION

21. Excess of total debits over total credits (line 20 less line 11)	$ 101,889,308	4480
22. Excess of total credits over total debits (line 11 less line 20)		4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
25. Amount of deposit (or withdrawal) including $ ______ [4515] value of qualified securities		4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ______ [4525] value of qualified securities	$	4530
27. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

28. Daily ______ [4332] Weekly X [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	
ROBERT W. BAIRD & CO. INCORPORATED	as of 12/31/08

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)-$2,500 capital category as per Rule 15c3-1 .... $ ______ [4550]

B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained .... ______ [4560]

C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm ______ [4335] ______ [4570]

D. (k) (3)-Exempted by order of the Commission .... ______ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ 25,008 [4586]

A. Number of items .... 1 [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B,C and D .... ______ [4588]

A. Number of items .... $ ______ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 . . . Yes X [4584] No ______ [4585]

NOTES

A--Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B--State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C--Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D--Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2008 unaudited FOCUS Part II report, as amended.

GrantThornton

Report of Independent Certified Public Accountants

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

In planning and performing our audits of the financial statements of Robert W. Baird & Co. Incorporated (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Milwaukee, Wisconsin
February 26, 2009

2501 E. Enterprise Ave., Suite 300
P.O. Box 1097
Appleton, WI 54912-1097
T 920 968-6700
F 920 968-6719

2 East Gilman Street
P.O. Box 8100
Madison, WI 53708-8100
T 608 257-6761
F 608 257-6760

100 East Wisconsin Ave., Suite 2100
P.O. Box 510470
Milwaukee, WI 53203-0086
T 414 289-8200
F 414 289-9910

Grant Thornton